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                           Filed by Hewlett-Packard Company Pursuant to Rule 425
                                                Under the Securities Act of 1933
                                        And Deemed Filed Pursuant to Rule 14a-12
                                       Under the Securities Exchange Act of 1934
                                    Subject Company: Compaq Computer Corporation
                                                     Commission File No.: 1-9026

This filing relates to a planned merger (the "Merger") between Hewlett-Packard Company ("HP") and Compaq Computer Corporation ("Compaq") pursuant to the terms of an Agreement and Plan of Reorganization, dated as of September 4, 2001 (the "Merger Agreement"), by and among HP, Heloise Merger Corporation and Compaq. The Merger Agreement is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K, as amended, filed by Hewlett-Packard Company on September 4, 2001, and is incorporated by reference into this filing.

The following is a message from Webb Mckinney, HP's President of Business Customer Organization, discussing integration efforts in connection with the Merger. This message is posted on HP's internal web site.

INTEGRATION OFFICE UPDATE
MESSAGE FROM WEBB MCKINNEY

November 7, 2001

The primary goal in the first update from the Integration Planning Office was to provide an overview of the key integration planning principles, the roles and relationships of the different integration teams, and the legal regulations that determine what we can and can't do and say.

This second update summarizes some of the planning activity already under way and focuses on a key area where integration planning is set to begin.

INTEGRATION PLANNING PROGRESS

The core planning team is now nearly complete. We've made significant strides toward establishing a comprehensive timeline that identifies our top-level milestones and interdependencies through the regulatory and shareowner approval phases of the proposed merger. Carly and Michael have said more than once that they intend for the new company to hit the ground running as soon as the merger is complete. We need to be ready to do business on Day 1. Therefore, our primary tactical goal is to have all integration planning activities completed by the beginning of February with our Day 1 deliverables for customers, employees and partners in place. As we have said before, we anticipate the deal will close during the first half of 2002.

Much of the key integration planning for the businesses and functions is under way. In addition to building planning teams that represent both HP and Compaq, the team leaders are ensuring that their teams' milestones, interdependencies and financial goals are all closely aligned with corporate plans and targets.

The Integration Teams have been working hard during the past few weeks to make sure we do all the planning necessary for the new organization to begin executing on Day 1, after the merger closes. In order to achieve that goal, we're working on plans that would align each of the four operating units and the new company as a whole, around customer needs, focused business strategies and go-to-market models that will enable us to compete aggressively and effectively against a diversified competitor like IBM, or more focused competitors like EMC, Sun and Dell.

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INTEGRATION LEADS

One of our key integration principles is to start with the customer experience and ensure obsessive customer focus. In line with this objective, we have begun appointing go-to-market leads. Both the Business Customer Organization (BCO) and the Consumer Business Organization (CBO) leads will be appointed in the next couple of weeks. These integration leads will be tasked with ensuring our TCE and "one face to the customer" ideologies remain in the forefront as we plan organizational design, channel and sales programs, as well as product, service and support offerings for the merged company.

The process we are using to build the integration team is to appoint integration leads to mirror the organizational structure for the new HP. For example, Rich Archuleta has been appointed by Duane Zitzner to lead the integration planning activities for the Access Devices Business. Rich is building a balanced team that includes both HP and Compaq members to assist him in this effort.

In addition to those folks already named as part of the Integration Office in my first update memo [filed with the Securities and Exchange Commission by HP on a Form 425 dated October 16, 2001 and posted on HP's internal web site], the following new HP team members have been added and are already hard at work on integration planning for key areas:

    o   Pete Karolczak -- Information Technology
    o   Bob Shultz -- Finance
    o   Jon Flaxman -- Value Capture
    o   Laine Meyer -- Real Estate
    o   Peter Van Naarden -- Communications and Branding Functional
        Integration
    o   Wendy Citron -- Brand Integration
    o   Ed Yang -- Enterprise Systems

Also joining the Integration Program Management Office are: Barbara Braun, Mike Dougherty, John Bender, Jim Arena, Bob Chin, Michael Starbird-Valentine, Tanya Capuano and Morris West. For a complete list of Integration Office team members please see [HP's internal web site].


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FOCUSED PRIORITIES

In addition to business and functional integration planning, we are also devoting a considerable amount of attention and energy to the cultural aspects of the proposed merger.

We recognize that integrating two cultures -- each with its own distinct heritage -- is a challenge. But the success of the combined company depends on building a strong, common culture. This is vital in order to establish the new HP as the employer of choice, partner of choice and solutions provider of choice.

The initial work done by the culture planning team indicates that the HP and Compaq cultures share a number of attributes. We are guided by many of the same beliefs, principles and values, such as innovation, teamwork, and trust, integrity and respect for the individual.

Moreover, we are both committed to making a positive difference in the communities where we work and live, and we are both committed to making customer focus and customer value an essential ingredient of our value proposition. We will continue to update you on our culture work as new information becomes available.

MERGER COMMUNICATIONS

Communications is also a critical part of the work we're doing. A formal merger communications team has been established to ensure effective communication to all of our internal and external audiences. Our key stakeholders need to understand the benefits of the proposed merger and the value we will deliver to them. The communications team will work in close collaboration with the Integration Planning Office.

We know the rumor mill is alive and well -- internally and externally -- so please keep in mind that you should not consider any merger-related information official that is not issued by Carly Fiorina, Michael Capellas or the Integration Office. This includes organizational announcements, as well as specific product and business details.

We had planned to communicate the next level of senior executives in the business groups and operations organization. But we concluded that publicly discussing the organization at that level of detail might complicate the regulatory review process. Therefore, additional organizational announcements are not planned until early 2002. You can read previous announcements about leaders named on SEPTEMBER 3 and OCTOBER 12. See [HP's internal web site].


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Another appointment we made on September 3rd has not been as widely communicated. Mike Winkler will serve as Executive Vice President, Operations, in the new company, reporting to Michael Capellas. Mike is currently Compaq's Executive Vice President, Global Business Units.

Mike and his team will lead our global supply chain, e-commerce and global alliance activities. His organization will ensure the development of an industry-leading, end-to-end supply chain across the company, including world-class e-commerce and direct capabilities, strong customer relationship management systems, and efficient supplier relationships. The operations organization will be tightly aligned with each global business group to help us execute with maximum efficiency and consistency across all of the businesses.

The continued excitement and interest around the proposed merger with Compaq is great, and I realize that many of you are eager to begin teaming with employees at Compaq in preparation for the new company. While I appreciate your enthusiasm, I must remind you not to become involved in planning for the integration or sharing information with Compaq unless you receive a specific request from a member of the Integration Office. Please keep in mind over 99% of HP is not working on merger-related planning. The best way to contribute to HP's success is to stay focused on winning in the market place and delivering outstanding business results.

If anyone other than a member of the Integration Office requests that you participate in merger-related activities, or if you have any questions regarding legal ramifications, please contact Joyce Norcini (telnet 857-8851).

Remember, a violation of the legal restrictions surrounding the announced merger could impede its approval by the Securities and Exchange Commission, Federal Trade Commission, or European Commission.

CONCLUSION

We've accomplished a lot of important work since the merger was announced in early September. Most of the key integration teams have already started their planning activities, and a few other important teams will get going shortly. The major deadline -- completing our integration planning by the beginning of February -- has been set and


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communicated, and the high-level milestones and objectives are in place.

Although we can't make all the integration planning details more visible to you, I want to assure you that the Integration Office and the various integration teams believe that care and thoroughness are as important as speed. I also want to thank you again for your patience, support and encouragement in our ongoing effort to make the new HP a leader in our industry.

--Webb

For additional information regarding the proposed HP-Compaq merger or to send the Integration Office questions, please visit [HP's internal website].
See [HP's internal web site].

FORWARD LOOKING STATEMENTS

This document contains forward-looking statements that involve risks, uncertainties and assumptions. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. For example, statements of expected synergies, accretion, timing of closing, industry ranking, execution of integration plans and management and organizational structure are all forward-looking statements. Risks, uncertainties and assumptions include the possibility that the market for the sale of certain products and services may not develop as expected; that development of these products and services may not proceed as planned; that the Compaq transaction does not close or that the companies may be required to modify aspects of the transaction to achieve regulatory approval; or that prior to the closing of the proposed merger, the businesses of the companies suffer due to uncertainty; that the parties are unable to transition customers, successfully execute their integration strategies, or achieve planned synergies; other risks that are described from time to time in HP's Securities and Exchange Commission reports (including but not limited to the annual report on Form 10-K for the year ended Oct. 31, 2000, and subsequently filed reports). If any of these risks or uncertainties materializes or any of these assumptions proves incorrect, HP's results could differ materially from HP's expectations in these statements. HP assumes no obligation and does not intend to update these forward-looking statements.

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Additional Information about the Merger and Where to Find It

HP and Compaq intend to file with the SEC a joint proxy statement/prospectus and other relevant materials in connection with the Merger. The joint proxy statement/prospectus will be mailed to the stockholders of HP and Compaq. Investors and security holders of HP and Compaq are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available because they will contain important information about HP, Compaq and the Merger. The joint proxy statement/prospectus and other relevant materials (when they become available), and any other documents filed by HP or Compaq with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by HP by contacting HP Investor Relations, 3000 Hanover Street, Palo Alto, California 94304, 650-857-1501. Investors and security holders may obtain free copies of the documents filed with the SEC by Compaq by contacting Compaq Investor Relations, P.O. Box 692000, Houston, Texas 77269-2000, 800-433-2391. Investors and security holders are urged to read the joint proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the Merger.

HP, Carleton S. Fiorina, HP's Chairman of the Board and Chief Executive Officer, Robert P. Wayman, HP's Executive Vice President and Chief Financial Officer, and certain of HP's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of HP and Compaq in favor of the Merger. The other executive officers and directors of HP who may be participants in the solicitation of proxies in connection with the Merger have not been determined as of the date of this filing. A description of the interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in HP is set forth in the proxy statement for HP's 2001 Annual Meeting of Stockholders, which was filed with the SEC on January 25, 2001. Full participant information may be found in HP's Form 425 filed with the SEC on September 25, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Ms. Fiorina, Mr. Wayman and HP's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

Compaq and Michael D. Capellas, Compaq's Chairman and Chief Executive Officer, and certain of Compaq's other executive officers and directors may be deemed to be participants in the solicitation of proxies from the stockholders of Compaq and HP in favor of the Merger. The other executive officers and directors of Compaq who may be participants in the solicitation of proxies in connection with the Merger have not been



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determined as of the date of this filing. A description of the interests of Mr.
Capellas and Compaq's other executive officers and directors in Compaq is set forth in the proxy statement for Compaq's 2001 Annual Meeting of Stockholders, which was filed with the SEC on March 12, 2001. Full participant information may be found in Compaq's Form 425 filed with the SEC on September 17, 2001. Investors and security holders may obtain more detailed information regarding the direct and indirect interests of Mr. Capellas and Compaq's other executive officers and directors in the Merger by reading the joint proxy statement/prospectus when it becomes available.

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